Exhibit 12.1

RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth information regarding our ratio of earnings to fixed charges for each of the periods shown. For purposes of calculating this ratio, (i) earnings consist of income (loss) from continuing operations before provision (benefit) for income taxes and fixed charges and (ii) fixed charges consist of interest expense, which includes amortization of deferred financing charges, and imputed interest on our lease obligations. The interest component of rent was determined based on an estimate of a reasonable interest factor at the inception of the leases.

	2010	2011	2012	2013	2014	Nine Months Ended September 30, 2014	Nine Months Ended September 30, 2015
Calculation of income/(loss) from continuing before income taxes and fixed charges
Net income/(loss) from continuing operations	$(9,914)	$20,887	$205,287	$217,054	$221,024	$201,603	$(35,931)
Income tax expense (benefit)	—	—	71,296	129,200	64,860	52,242	(30,649)
Loss from equity method investments	—	107	14,571	—	—	—	—
Fixed Charges	119,288	109,039	202,470	547,781	523,649	417,770	444,448

Earnings as adjusted	$109,374	$130,033	$493,624	$894,035	$809,533	$671,615	$377,868

Calculation of fixed charges
Interest expense	$116,163	$105,375	$197,308	$538,805	$516,387	412,695	439,309
Interest on lease obligations	3,125	3,664	5,162	9,148	7,262	5,075	5,139

Total fixed charges	$119,288	$109,039	$202,470	$547,953	$523,649	$417,770	$444,448

Calculation of Earnings to Fixed Charges	0.92	1.19	2.44	1.63	1.55	1.61	0.85

Coverage deficiencies	9,914	—	—	—	—	—	66,580

(1)	Earnings for the nine months ended September 30, 2015 were inadequate to cover fixed charges. The coverage deficiency was $66.6 million. Earnings for the year ended December 31, 2010 were inadequate to cover fixed charges. The coverage deficiency was $9.9 million.